Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-236294
Supplement dated July 12, 2022)

Celanese US Holdings LLC

€1,000,000,000 4.777% Senior Notes due 2026

€500,000,000 5.337% Senior Notes due 2029

Term Sheet

July 12, 2022

Terms Applicable to the 4.777% Senior Notes due 2026

Principal Amount:	€1,000,000,000

Title of Securities:	4.777% Senior Notes due 2026 (the “2026 Notes”)

Maturity Date:	July 19, 2026

Offering Price:	100.000%, plus accrued interest from July 19, 2022, if settlement occurs after that date.

Coupon:	4.777%

Yield to Maturity:	4.777%

Spread to Benchmark Bund:	424.1 bps

Spread to Mid-Swap:	335 bps

Mid-Swap Yield:	1.427%

Benchmark Bund:	0.00% due April 10, 2026

Benchmark Bund Spot and Yield:	98.02; 0.536%

Interest Payment Dates:	July 19 of each year, commencing July 19, 2023

Record Dates:	July 5 of each year

Optional Redemption:	Make-whole call at Bund +50 bps

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In addition, commencing June 19, 2026 (one month prior to the maturity of the 2026 Notes), the Issuer may redeem some or all of the 2026 Notes at any time and from time to time at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

ISIN/Common Code:	XS2497520705 / 249752070

Terms Applicable to the 5.337% Senior Notes due 2029

Principal Amount:	€500,000,000

Title of Securities:	5.337% Senior Notes due 2029 (the “2029 Notes” and, together with the 2026 Notes, the “Notes”)

Maturity Date:	January 19, 2029

Offering Price:	99.996%, plus accrued interest from July 19, 2022, if settlement occurs after that date.

Coupon:	5.337%

Yield to Maturity:	5.344%

Spread to Benchmark Bund:	452.5 bps

Spread to Mid-Swap:	365 bps

Mid-Swap Yield:	1.694%

Benchmark Bund:	0.25% due February 15, 2029

Benchmark Bund Spot and Yield:	96.36; 0.819%

Interest Payment Dates:	January 19 of each year, commencing January 19, 2023

Record Dates:	January 5 of each year

Optional Redemption:	Make-whole call at Bund +50 bps

In addition, commencing November 19, 2028 (two months prior to the maturity of the 2029 Notes), the Issuer may redeem some or all of the 2029 Notes at any time and from time to time at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

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ISIN/Common Code:	XS2497520887 / 249752088

Terms Applicable to All Series of Notes

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Special Mandatory Redemption:	In the event that (x) the M&M Acquisition is not consummated on or prior to August 17, 2023 or such later date as the parties to the transaction agreement may agree as the “Outside Date” thereunder, or (y) the transaction agreement related thereto is terminated without the M&M Acquisition being consummated, the Issuer will be required to redeem all of the outstanding Notes at a redemption price equal to 101% of the aggregate principal amount of such Notes, respectively, plus accrued and unpaid interest, if any, to (but excluding) the redemption date.

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain ratings events. See “Description of the Notes–Interest Rate Adjustment Based on Certain Rating Events” in the preliminary prospectus supplement.

Joint Book-Running Managers:	Citigroup Global Markets Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities plc Merrill Lynch International

Co-Managers:

MUFG Securities EMEA plc

SMBC Nikko Capital Markets Limited

UniCredit Bank AG

U.S. Bancorp Investments, Inc.

Morgan Stanley & Co. International plc

PNC Capital Markets LLC

Goldman Sachs & Co. LLC

Banco Santander, S.A.

Standard Chartered Bank

The Toronto-Dominion Bank

Trade Date:	July 12, 2022

Settlement Date:	July 19, 2022 (T+5)

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We expect that delivery of the Notes will be made to investors on or about July 19, 2022, which will be the fifth Business Day following the date of pricing of the Notes (such settlement being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two Business Days before their delivery will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to two Business Days before their delivery should consult their advisors.

Distribution:	SEC Registered Offering

Net Proceeds:

We estimate that the net proceeds from this offering of the Notes will be approximately €1,492,855,000 after deducting the underwriting discount and before deducting other estimated fees and expenses of this offering.

Clearing and Settlement:	Euroclear / Clearstream

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Anticipated Listing:	New York Stock Exchange

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, and without prejudice to our obligations in accordance with MiFID II, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the Financial Services and Markets Act 2000 (the “FSMA”) to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/ 2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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In addition, in the United Kingdom, the prospectus supplement is being distributed only and is directed only at , and any offer subsequently made may only be directed at persons who (a) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (b) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order (c) are outside the United Kingdom or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. The Notes are being offered solely to “qualified investors” as defined in the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the EUWA (the “UK Prospectus Regulation”)

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a “qualified investor” as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. For the purposes of this section, the expression an “offer of Notes to the public” in relation to any Notes in any relevant Member State of the EEA means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to be enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State. Neither this prospectus supplement or the accompanying prospectus is a prospectus for the purposes of the Prospectus Directive.

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The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from Citigroup Global Markets Limited, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling 1-800-831-9146 or by email at prospectus@citi.com ; Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London, EC2N 2DB, United Kingdom, Attention: DCM Debt Syndicate, Fax: +44 207 545 4361; HSBC Bank plc, 8 Canada Square, London E14 5HQ, United Kingdom, Attention: Head of DCM Legal, Fax: +44 20 7992 4973;J.P. Morgan Securities plc, 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom, Attention: Head of Debt Syndicate and Head of EMEA Debt Capital Markets Group, Fax: +44 20 3493 0682 or Merrill Lynch International, 2 King Edward Street, London, EC1A 1HQ, United Kingdom, Attention: Syndicate Desk, Telephone: +44 (0)20 7995 3966.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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